Filed pursuant to General Instruction II.L. of Form F-10,

File no. 333-104688

This prospectus supplement, together with the base shelf prospectus to which it relates dated April 29, 2003, as amended and restated June 5, 2003, and each document deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed upon the merits of these securities and any representation to the contrary is an offence.

PROSPECTUS SUPPLEMENT

Prospectus Supplement No. 15 dated January 12, 2005 (to Base Shelf Prospectus dated April 29, 2003, as amended and restated June 5, 2003, and as previously supplemented on May 27, 2003, June 25, 2003, July 10, 2003, July 28, 2003, September 4, 2003, October 10, 2003, October 29, 2003, December 3, 2003, February 11, 2004, March 17, 2004, May 10, 2004, August 10, 2004, September 17, 2004 and October 27, 2004).

$227,100,000

INCO LIMITED

3 1/2% Subordinated Convertible Debentures Due 2052 and

Common Shares Issuable Upon Conversion, Redemption, Purchase or
Payment of the Subordinated Debentures

          In accordance with the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”) and the provincial securities regulators in Canada, Inco Limited (“Inco”) filed a registration statement (the “Shelf Registration Statement”) with the Ontario Securities Commission and the SEC, which included a base shelf prospectus dated April 29, 2003, as amended and restated June 5, 2003 (the “Prospectus”), in order to register in the United States resales of Inco’s 3 1/2% Subordinated Convertible Debentures due 2052 (the “Subordinated Debentures”) and the common shares issuable upon the conversion, redemption, purchase or payment of the Subordinated Debentures (the “Underlying Shares”).

          Investing in Inco’s common shares or the Subordinated Debentures involves risks. Please carefully consider the “Risk Factors” section beginning on page 4 of the Prospectus.

          The holders of the Subordinated Debentures and the Underlying Shares (together, the “Registrable Securities”) are entitled to the benefits of a registration rights agreement, entered into as of March 7, 2003 among Inco and the several Initial Purchasers referred to therein, for whom Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. (now Citigroup Global Markets Inc.) are acting as representatives (the “Registration Rights Agreement”). Under the Registration Rights Agreement, any holder of Registrable Securities wishing to sell Registrable Securities pursuant to the Shelf Registration Statement must deliver a Notice and Questionnaire to Inco (each such holder which has delivered a Notice and Questionnaire is referred to as an “Electing Holder”). Upon receipt of a completed and signed Notice and Questionnaire, Inco has agreed to file such documents as may be required to include the Registrable Securities covered thereby in the Shelf Registration Statement.

          Inco is filing this Prospectus Supplement so as to include in the Shelf Registration Statement the Registrable Securities of Electing Holders who have signed, completed and returned a Notice and Questionnaire to Inco after the date of the Prospectus as most recently supplemented, and also to provide current information regarding earnings coverage and information regarding the documents incorporated by reference. Please see “Earnings Coverage” on page S-2 and “Documents Incorporated by Reference” on page S-3. A list of all of the Electing Holders as of the date hereof is attached as Schedule A to this Prospectus Supplement.

EARNINGS COVERAGE

      If the initial offering of Subordinated Debentures and the concurrent offering of Convertible Debentures due 2023 (the “Convertible Debentures”) had been made as of January 1, 2003, consolidated net earnings, before deduction of interest and income and mining taxes of $160 million for the twelve months ended December 31, 2003 would have been 1.8 times Inco’s interest requirement of $87 million. If the initial offering of Subordinated Debentures and the concurrent offering of Convertible Debentures had been made as of October 1, 2003, consolidated net earnings, before deduction of interest and income and mining taxes of $919 million for the twelve months ended September 30, 2004 would have been 11.1 times Inco’s interest requirement of $83 million. As Inco’s zero coupon convertible notes (“LYON Notes”), Subordinated Debentures and Convertible Debentures are treated as equity for Canadian GAAP purposes, Inco’s interest requirement does not include the carrying charges associated with these securities. Had Inco accounted for the LYON Notes, the Subordinated Debentures and the Convertible Debentures as debt, as is required by U.S. GAAP, the carrying charges of the LYON Notes, the Subordinated Debentures and the Convertible Debentures would have been reflected in interest expense and consolidated net earnings, before deduction of interest and income and mining taxes, would have been 1.6 times Inco’s interest requirement for the twelve months ended December 31, 2003 and 9.8 times Inco’s interest requirement for the twelve months ended September 30, 2004.

      The information included in this section is based upon Inco’s audited financial statements prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. If the offering of Subordinated Debentures and the concurrent offering of Convertible Debentures had been made as of January 1, 2003, excluding the cumulative effect of a change in accounting principles of $17 million, consolidated net loss, before deduction of interest and income and mining taxes of $95 million for the twelve months ended December 31, 2003, would have been insufficient to cover Inco’s interest requirement of $99 million. If the offering of the Subordinated Debentures and the concurrent offering of Convertible Debentures had been made as of October 1, 2003, excluding the cumulative effect of a change in accounting principles of $17 million, consolidated net earnings, before deduction of interest and income and mining taxes of $786 million for the twelve months ended September 30, 2004, would have been 8.4 times Inco’s interest requirement of $94 million. For further information regarding the differences between Canadian GAAP and U.S. GAAP, see Note 23 to Inco’s consolidated financial statements included as an Exhibit to its 2003 Annual Report on Form 10-K, as amended.

      In the second quarter of 2004, for U.S. GAAP reporting purposes we revised our accounting treatment for currency translation gains and losses arising from the translation into U.S. dollars, at the end of each period, of certain Canadian dollar denominated deferred income and mining tax liabilities established in 1996 upon the acquisition of the Voisey’s Bay deposits. The U.S. GAAP amounts noted above include the effect of such revision.

S-2

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents, filed with the SEC and/or with the applicable securities commissions or similar authorities in all of the provinces of Canada, are incorporated by reference herein and form an integral part of the Prospectus:

•	the Annual Report on Form 10-K of Inco, as amended, for the fiscal year ended December 31, 2003;

•	the Proxy Circular and Statement of Inco dated February 20, 2004, other than the sections entitled “Report on Executive Compensation” and “Comparative Shareholder Return”;

•	the Material Change Reports of Inco dated May 25, 2004 and October 19, 2004;

•	the Current Reports on Form 8-K of Inco dated November 3, 2004 and January 5, 2005; and

•	the Quarterly Report on Form 10-Q of Inco for the fiscal quarter ended September 30, 2004.

      Although not incorporated by reference, a technical report pertaining to Inco’s Goro nickel-cobalt project, dated effective as of December 31, 2002, and a technical report pertaining to Inco’s Voisey’s Bay project, dated effective as of August 31, 2003, have been filed with the Canadian securities regulatory authorities.

      Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us after the date of this prospectus and prior to the termination of the distribution under this prospectus with securities regulatory authorities in Canada (which documents, or documents containing the same information, shall also be filed with the SEC) shall be deemed to be incorporated by reference into this prospectus. In addition, all reports on Form 8-K that are filed with (but not furnished to) the SEC during that period, which shall also be filed with Canadian securities regulatory authorities, shall be deemed to be incorporated by reference into this Prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

      Copies of the documents incorporated in the Prospectus by reference may be obtained on request without charge from the Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone (416) 361-7511.

S-3

SCHEDULE A

LIST OF ELECTING HOLDERS

Name of Selling Securityholder	Principal Amount

Akela Capital Master Fund, Ltd.	$10,000,000
Alpine Associates	$10,220,000
Alpine Partners, L.P.	$1,380,000
Alta Partners Holdings LDC	$13,000,000
B.G.I. Global Investors	$499,000
Bear, Stearns & Co. Inc.	$2,000,000
BTOP Growth vs Value	$800,000
CIBC World Markets	$500,000
Citigroup Global Markets Inc.	$50,000
Credit Suisse First Boston LLC	$1,250,000
Cummins Engine Company, Inc. High Yield Bond Account	$350,000
Dodeca Fund, L.P.	$1,000,000
Forest Fulcrum Fund L.L.P.	$1,380,000
Forest Global Convertible Fund Series A-5	$4,272,000
Forest Multi-Strategy Master Fund SPC	$977,000
JP Morgan Securities Inc.	$12,000,000
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	$3,000,000
Inflective Convertible Opportunity Fund I, L.P.	$400,000
KBC Convertible Arbitrage Fund	$18,920,000
KBC Convertible Mac 28 Ltd.	$1,720,000
KBC Financial Products USA Inc.	$750,000
LLT Limited	$461,000
Lyxor Master Fund (c/o Forest Investment Management, L.L.C.)	$5,478,000
Lyxor Master Fund (c/o Lyxor Asset Management)	$800,000
Melody IAM Ltd.	$860,000
Miller, Tabak, Roberts Securities, LLC	$500,000
Municipal Employees’ Retirement System of Michigan, High Yield Fund	$650,000
NMS Services (Cayman) Inc.	$2,000,000
Nations Convertible Securities Fund	$1,000,000
OIP Limited	$1,683,000
Oppenheimer Convertible Securities Fund	$2,000,000
Pioneer High Yield Fund	$100,350,000
Pioneer High Yield VCT Portfolio	$100,000
Pioneer U.S. High Yield Corp. Bond Sub Fund	$6,000,000
Pyramid Equity Strategies Fund	$200,000
RBC Alternative Assets LP	$343,000
Relay 11 Holdings	$266,000
Royal Bank of Canada	$2,000,000
SG Cowan Securities – Convertible Arbitrage	$7,500,000
Silverado Arbitrage Trading, Ltd.	$1,200,000
Silverback Master, Ltd.	$21,000,000
Silvercreek II Limited	$1,020,000
Silvercreek Limited Partnership	$2,397,000
Sphinx Convertible Arbitrage	$148,000
Sunrise Partners Limited Partnership	$500,000
Swiss Re Financial Products Corp.	$5,000,000
TD Securities (USA) Inc.	$3,000,000
TQA Special Opportunities Master Fund, Ltd.	$2,583,000
Topanga XI	$1,750,000
UBS Securities LLC	$1,000,000
Univest Convertible Arbitrage Fund Ltd.	$121,000
White River Securities L.L.C.	$2,000,000
Wolverine Asset Management, LLC	$3,250,000
Xavex-Convertible Arbitrage 4 Fund	$221,000
Zurich Master Hedge Fund	$668,000

A-1